UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 12, 2022, the Board of Directors (the “Board”) of Jowell Global Ltd. (the “Company”) received a resignation letter from Ms. Mei Cai to resign from her position as the Chief Financial Officer (“CFO”) of the Company, effective on December 15, 2022.

On December 15, 2022, the Company appointed Mr. Lu Qian as the CFO of the Company, effective immediately.

Mr. Qian, age 38, has served as the financial controller of Shanghai Juhao Information Technology Co., Ltd., the operating variable interest entity of the Company from November 16, 2020 to December 14, 2022. Mr. Qian was the CFO of the Company from July 1, 2020 to November 15, 2020. From February 2018 to June 2020, Mr. Qian was the financial controller of Financial Management Department of Jiangsu Longrich Bioscience Co. Ltd. From June 2012 to February 2018, Mr. Qian was the director of the accounting team of Financial Management Department of Jiangsu Longrich Bioscience Co. Ltd. Mr. Qian received his bachelor’s degree in from Jiangsu University in June 2006 with a major in accounting.

In connection with his appointment, the Company entered into an employment agreement (the “Agreement”) with Mr. Qian on December 15, 2022. The Agreement provides that Mr. Qian will receive compensation in the amount of RMB 780,000 per year and the term of the Agreement is for one (1) year.

Mr. Qian was not selected pursuant to any arrangement or understanding between him and any other person. There are no family relationships between Mr. Qian and the directors, nor between Mr. Qian and any executive officer of the Company. Mr. Qian is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: December 16, 2022	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement by and between Jowell Global Ltd. and Lu Qian dated December 15, 2022

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